Exhibit 99.2



ANNUAL SUPPLEMENTAL DATA

As of December 31, 2018

NATIONAL RETAIL PROPERTIES
NYSE:NNN

TABLE OF CONTENTS

	PAGE REFERENCE
Financial Summary	
Income Statement Summary	1
Funds From Operations (FFO)	3
Core Funds From Operation	3
Adjusted Funds From Operations (AFFO)	4
Other Information	4
Balance Sheet	5
Debt Summary	6
Credit Metrics	7
Credit Facility and Note Covenants	7
Long-Term Dividend History	8
Transaction Summary	
Property Acquisitions	9
Property Dispositions	9
Property Portfolio	
Lease Expirations	10
Top 20 Lines of Trade	11
Top 10 States	11
Portfolio By Region	12
Top Tenants	12
Same Store Rental Income	13
Leasing Data	13
Other Property Portfolio Data	14
Earnings Guidance	14

Statements in this supplemental that are not strictly historical are “forward-looking” statements. These statements generally are characterized by the use of terms such as "believe," "expect," "intend," "may," "estimated," or other similar words or expressions. Forward-looking statements involve known and unknown risks, which may cause the company’s actual future results to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the preferences and financial condition of the company's tenants, the availability of capital, risks related to the company's status as a REIT and the profitability of the company’s taxable subsidiary. Additional information concerning these and other factors that could cause actual results to differ materially from these forward-looking statements is contained from time to time in the company’s Securities and Exchange Commission (the “Commission”) filings, including, but not limited to, the company’s Annual Report on Form 10-K. Copies of each filing may be obtained from the company or the Commission. Such forward-looking statements should be regarded solely as reflections of the company’s current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. National Retail Properties, Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

NATIONAL RETAIL PROPERTIES

INCOME STATEMENT SUMMARY

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2018	2017	2018	2017
Revenues:				
Rental and earned income	$ 153,684	$ 145,187	$ 604,615	$ 568,083
Real estate expense reimbursement from tenants	5,143	4,338	16,784	15,512
Interest and other income from real estate transactions	149	722	1,262	1,338
	158,976	150,247	622,661	584,933
Operating expenses:				
General and administrative	8,267	8,712	34,248	33,805
Real estate	7,649	6,465	25,099	23,105
Depreciation and amortization	44,117	43,843	174,398	173,720
Impairment losses – real estate and other charges, net of recoveries	18,494	7,708	28,211	8,955
Retirement severance costs	270	192	1,013	7,845
	78,797	66,920	262,969	247,430
Gain on disposition of real estate	8,020	15,791	65,070	36,655
Earnings from operations	88,199	99,118	424,762	374,158
Other expenses (revenues):				
Interest and other income	(1,553)	(83)	(1,810)	(322)
Interest expense	34,940	27,016	115,847	109,109
Loss on early extinguishment of debt	18,240	—	18,240	—
	51,627	26,933	132,277	108,787
Net earnings	36,572	72,185	292,485	265,371
Earnings attributable to noncontrolling interests	(10)	(17)	(38)	(398)
Net earnings attributable to NNN	$ 36,562	$ 72,168	$ 292,447	$ 264,973

INCOME STATEMENT SUMMARY

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2018	2017	2018	2017
Net earnings attributable to NNN	$ 36,562	$ 72,168	$ 292,447	$ 264,973
Series D preferred stock dividends	—	—	—	(3,598)
Series E preferred stock dividends	(4,097)	(4,097)	(16,387)	(16,387)
Series F preferred stock dividends	(4,485)	(4,485)	(17,940)	(17,940)
Excess of redemption value over carrying value of Series D preferred shares redeemed	—	—	—	(9,855)
Net earnings available to common stockholders	$ 27,980	$ 63,586	$ 258,120	$ 217,193
Weighted average common shares outstanding:				
Basic	159,193	151,791	155,745	149,111
Diluted	159,772	152,148	156,296	149,433
Net earnings per share available to common stockholders:				
Basic	$ 0.17	$ 0.42	$ 1.65	$ 1.45
Diluted	$ 0.17	$ 0.42	$ 1.65	$ 1.45

NATIONAL RETAIL PROPERTIES
NYSE:NNN

FUNDS FROM OPERATIONS (FFO)

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2018	2017	2018	2017
Net earnings available to common stockholders	$ 27,980	$ 63,586	$ 258,120	$ 217,193
Real estate depreciation and amortization:	44,037	43,764	174,076	173,404
Gain on disposition of real estate, net of noncontrolling interests	(8,020)	(15,791)	(65,070)	(36,258)
Impairment losses – depreciable real estate, net of recoveries	18,494	3,708	28,211	4,840
Total FFO adjustments	54,511	31,681	137,217	141,986
FFO available to common stockholders	$ 82,491	$ 95,267	$ 395,337	$ 359,179
FFO per common share:				
Basic	$ 0.52	$ 0.63	$ 2.54	$ 2.41
Diluted	$ 0.52	$ 0.63	$ 2.53	$ 2.40

CORE FUNDS FROM OPERATIONS

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2018	2017	2018	2017
Net earnings available to common stockholders	$ 27,980	$ 63,586	$ 258,120	$ 217,193
Total FFO adjustments	54,511	31,681	137,217	141,986
FFO available to common stockholders	82,491	95,267	395,337	359,179
Excess of redemption value over carrying value of preferred share redemption	—	—	—	9,855
Impairment losses – non-depreciable real estate	—	—	—	112
Retirement severance costs	270	192	1,013	7,845
Loss on early extinguishment of debt	18,240	—	18,240	—
Total Core FFO adjustments	18,510	192	19,253	17,812
Core FFO available to common stockholders	$ 101,001	$ 95,459	$ 414,590	$ 376,991
Core FFO per common share:				
Basic	$ 0.63	$ 0.63	$ 2.66	$ 2.53
Diluted	$ 0.63	$ 0.63	$ 2.65	$ 2.52

3

ADJUSTED FUNDS FROM OPERATIONS (AFFO)

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2018	2017	2018	2017
Net earnings available to common stockholders	$ 27,980	$ 63,586	$ 258,120	$ 217,193
Total FFO adjustments	54,511	31,681	137,217	141,986
Total Core FFO adjustments	18,510	192	19,253	17,812
Core FFO available to common stockholders	101,001	95,459	414,590	376,991
Straight-line accrued rent	124	(552)	(747)	(1,752)
Net capital lease rent adjustment	220	223	874	884
Below market rent amortization	(288)	(659)	(2,622)	(3,355)
Stock based compensation expense	2,641	1,962	9,282	8,750
Capitalized interest expense	(175)	(741)	(2,675)	(2,435)
Total AFFO adjustments	2,522	233	4,112	2,092
AFFO available to common stockholders	$ 103,523	$ 95,692	$ 418,702	$ 379,083
AFFO per common share:				
Basic	$ 0.65	$ 0.63	$ 2.69	$ 2.54
Diluted	$ 0.65	$ 0.63	$ 2.68	$ 2.54

OTHER INFORMATION

(in thousands)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2018	2017	2018	2017
Percentage rent	$ 543	$ 715	$ 1,561	$ 1,700
Amortization of debt costs	$ 1,917	$ 891	$ 4,611	$ 3,502
Scheduled debt principal amortization (excluding maturities)	$ 138	$ 130	$ 538	$ 510
Non-real estate depreciation expense	$ 83	$ 82	$ 332	$ 327

BALANCE SHEET

(in thousands)

(unaudited)

	December 31, 2018	December 31, 2017
Assets:		
Real estate:		
Accounted for using the operating method, net of accumulated depreciation and amortization	$ 6,853,757	$ 6,403,638
Accounted for using the direct financing method	8,069	9,650
Real estate held for sale	13,606	29,373
Cash and cash equivalents	114,267	1,364
Receivables, net of allowance	3,797	4,317
Accrued rental income, net of allowance	25,387	25,916
Debt costs, net of accumulated amortization	4,081	5,380
Other assets	80,474	80,896
Total assets	$ 7,103,438	$ 6,560,534
Liabilities:		
Line of credit payable	$ —	$ 120,500
Mortgages payable, including unamortized premium and net of unamortized debt cost	12,694	13,300
Notes payable, net of unamortized discount and unamortized debt costs	2,838,701	2,446,407
Accrued interest payable	19,519	20,311
Other liabilities	77,919	119,106
Total liabilities	2,948,833	2,719,624
Stockholders' equity of NNN	4,154,250	3,840,593
Noncontrolling interests	355	317
Total equity	4,154,605	3,840,910
Total liabilities and equity	$ 7,103,438	$ 6,560,534
Common shares outstanding	161,504	153,577
Gross leasable area, Property Portfolio (square feet)	30,487	29,093

DEBT SUMMARY

(in thousands)

As of December 31, 2018

Unsecured Debt	Principal	Principal, Net of Unamortized Discount	Stated Rate	Effective Rate	Maturity Date
Line of credit payable	$ —	$ —	L + 87.5 bps	2.823%	January 2022
Unsecured notes payable:					
2022	325,000	322,903	3.800%	3.985%	October 2022
2023	350,000	348,780	3.300%	3.388%	April 2023
2024	350,000	349,583	3.900%	3.924%	June 2024
2025	400,000	399,301	4.000%	4.029%	November 2025
2026	350,000	346,818	3.600%	3.733%	December 2026
2027	400,000	398,550	3.500%	3.548%	October 2027
2028	400,000	397,215	4.300%	4.388%	October 2028
2048	300,000	295,778	4.800%	4.890%	October 2048
Total	2,875,000	2,858,928			
Total unsecured debt	$ 2,875,000	$ 2,858,928			
Debt costs		(26,932)			
Accumulated amortization		6,705			
Debt costs, net of accumulated amortization		(20,227)			
Notes payable, net of unamortized discount and unamortized debt costs [1]		$ 2,838,701			

[1] Unsecured notes payable have a weighted average interest rate of 4.0% and a weighted average maturity of 9.3 years

Mortgages Payable	Interest Rate	Maturity Date	Principal Balance
Mortgage[1]	5.230%	July 2023	$ 12,768
Debt costs			(147)
Accumulated amortization			73
Debt costs, net of accumulated amortization			(74)
Mortgages payable, including unamortized premium and net of unamortized debt costs			$ 12,694

[1] Includes unamortized premium

**Total Gross Book Assets
($7,915.9 Million)**



Unsecured Debt: 34.4%
Secured Debt: 0.2%
Common Equity: 57.4%
Preferred Equity: 8.0%

CREDIT METRICS [(1)]

Ratings: Moody's Baa1; S&P BBB+; Fitch BBB+

	2014	2015	2016	2017	2018
Debt / Total assets (gross book)	32.6%	33.2%	30.2%	35.3%	34.6%
Debt + preferred / Total assets (gross book)	43.3%	42.9%	43.9%	44.0%	42.6%
Debt / EBITDA (last four quarters)	4.5	4.6	4.3	4.9	4.8
Debt + Pref Stock / EBITDA	6.0	5.9	6.2	6.1	5.9
EBITDA / Interest expense (cash)	4.4	4.6	4.8	4.7	4.8
EBITDA / Fixed charges (cash)	3.1	3.3	3.4	3.5	3.7

[(1)] Debt amounts used in calculation are net of cash balances.

CREDIT FACILITY AND NOTES COVENANTS

The following is a summary of key financial covenants for the company's unsecured credit facility and notes, as defined and calculated per the terms of the facility's credit agreement and the notes' governing documents, respectively, which are included in the company's filings with the Commission. These calculations, which are not based on U.S. GAAP measurements, are presented to investors to show that as of December 31, 2018, the company believes it is in compliance with the covenants.

Unsecured Credit Facility Key Covenants	Required	December 31, 2018
Maximum leverage ratio	< 0.60	0.34
Minimum fixed charge coverage ratio	> 1.50	3.36
Maximum secured indebtedness ratio	< 0.40	0.001
Unencumbered asset value ratio	> 1.67	3.01
Unencumbered interest ratio	> 1.75	4.36

Unsecured Notes Key Covenants	Required	December 31, 2018
Limitation on incurrence of total debt	≤ 60%	35.10%
Limitation on incurrence of secured debt	≤ 40%	0.16%
Debt service coverage ratio	≥ 1.50	4.60
Maintenance of total unencumbered assets	≥ 150%	285.39%

29 Consecutive Years of Dividend Increases
(One of only three publicly traded REITs)



PROPERTY ACQUISITIONS

(dollars in thousands)

	Year Ended December 31,	
	2018	2017
Total dollars invested	$ 715,572	$ 754,892
Number of Properties	265	276
Gross leasable area (square feet)	2,167,000	2,243,000
Cash cap rate	6.8%	6.9%

PROPERTY DISPOSITIONS

(dollars in thousands)

	Year Ended December 31,					
	2018			2017		
	Occupied	Vacant	Total	Occupied	Vacant	Total
Number of properties	37	24 [(1)]	61	31	17 [(2)]	48
Gross leasable area (square feet)	552,000	134,000	686,000	161,000	185,000	346,000
Acquisition costs	$ 90,384	$ 31,366	$ 121,750	$ 61,008	$ 20,228	$ 81,236
Net book value	$ 71,091	$ 11,660	$ 82,751	$ 52,571	$ 7,530	$ 60,101
Net sale proceeds	$ 133,804	$ 13,842	$ 147,646	$ 88,382	$ 8,375	$ 96,757
Cash cap rate	5.1%	—	5.1%	6.0%	—	6.0%

[(1)] Includes 13 SunTrust properties and five land parcels
[(2)] Includes seven leased SunTrust properties whose leases were terminated at the time of sale and one land parcel

SUNTRUST PROPERTY RECAP - UPDATE (through December 31, 2018)

Initial Investment:	Total	Per Property	
Original investment (June 2013)	$ 210,571,800	$ 1,740,263	(121 Properties)
Annual rent at acquisition (June 2013)	15,392,802	127,213	(7.31% yield)

Resolution:	Properties	Annual Rent	Acq. Cost	Value
Renewed lease (12 years) - value at 6.00% cap	80	$ 10,853,331		$ 180,888,850
Sold to tenant at 5.65% cap (March 2017)	10	n/a		31,957,610
Vacancy to market (March 31, 2018 lease expiration)				
Sold as of December 31, 2018	21	n/a		11,608,250
Leased as of December 31, 2018	2	312,426		4,463,229
Marketing for sale or lease	8	TBD		TBD
	121		$ 210,571,800	$ 228,917,939 +

LEASE EXPIRATIONS

	% of Total[1]	# of Properties	Gross Leasable Area[2]		% of Total[1]	# of Properties	Gross Leasable Area[2]
2019	1.7%	51	648,000	2025	4.4%	129	1,130,000
2020	3.0%	116	1,498,000	2026	5.0%	179	1,697,000
2021	3.8%	121	1,317,000	2027	7.6%	193	2,600,000
2022	5.9%	124	1,636,000	2028	5.0%	162	1,188,000
2023	2.9%	113	1,420,000	2029	3.3%	73	1,208,000
2024	3.0%	75	1,284,000	Thereafter	54.4%	1,578	13,813,000

[1] Based on the annual base rent of $626,451,000, which is the annualized base rent for all leases in place as of December 31, 2018.

[2] Square feet.

Lease Expirations as a Percentage of Annualized Base Rent
(weighted average remaining lease term is 11.5 years)



TOP 20 LINES OF TRADE

	Line of Trade	As of December 31, 2018		As of December 31, 2017	
		% of Total[1]	Properties	% of Total[2]	Properties
1.	Convenience stores	18.0%	617	18.1%	576
2.	Restaurants - full service	11.4%	453	12.1%	455
3.	Restaurants - limited service	8.9%	498	7.6%	394
4.	Automotive service	8.6%	291	6.9%	220
5.	Family entertainment centers	7.1%	98	6.4%	95
6.	Health and fitness	5.6%	35	5.6%	36
7.	Theaters	5.0%	33	4.8%	33
8.	Automotive parts	3.4%	179	3.6%	180
9.	Recreational vehicle dealers, parts and accessories	3.4%	36	3.4%	34
10.	Wholesale clubs	2.3%	9	2.2%	8
11.	Medical service providers	2.2%	84	2.4%	86
12.	Home improvement	2.2%	38	1.8%	25
13.	Equipment rental	1.9%	59	2.0%	58
14.	Drug stores	1.8%	37	1.9%	39
15.	Travel plazas	1.7%	27	1.8%	27
16.	Furniture	1.7%	44	1.9%	43
17.	Bank	1.6%	70	2.5%	104
18.	Consumer electronics	1.6%	17	1.8%	19
19.	General merchandise	1.6%	59	1.8%	62
20.	Home furnishings	1.5%	18	1.6%	18
	Other	8.5%	267	9.8%	252
	Total	100.0%	2,969	100.0%	2,764

[1] Based on the annualized base rent for all leases in place as of December 31, 2018.
[2] Based on the annualized base rent for all leases in place as of December 31, 2017.

TOP 10 STATES

	State	% of Total[1]	Properties		State	% of Total[1]	Properties
1.	Texas	17.3%	472	6.	Georgia	4.5%	143
2.	Florida	8.7%	219	7.	Tennessee	3.9%	138
3.	Ohio	5.7%	195	8.	Indiana	3.9%	125
4.	Illinois	5.2%	141	9.	Virginia	3.7%	114
5.	North Carolina	4.6%	148	10.	Alabama	3.1%	132

[1] Based on the annualized base rent for all leases in place as of December 31, 2018.

PORTFOLIO BY REGION

As a percentage of annual base rent - December 31, 2018



TOP TENANTS

Creditworthy Retailers

- 20% of annual base rent is from tenants with investment grade rated debt
- 63% of annual base rent is from tenants that are publicly traded and/or have rated debt
- Top 25 tenants (59% of annual base rent) operate an average of 1,136 stores each

Top Tenants (≥2.0%)	Properties	% of Total [1]
7-Eleven	140	5.4%
Mister Car Wash	106	4.4%
Camping World	47	4.3%
LA Fitness	30	4.0%
Flynn Restaurant Group (Taco Bell/Arby's)	201	3.6%
GPM Investments (Convenience Stores)	151	3.6%
AMC Theatres	20	3.2%
Couche-Tard (Pantry)	86	3.0%
Sunoco	61	2.4%
BJ's Wholesale Club	9	2.3%
Chuck E. Cheese's	53	2.2%

	Rent Coverage (With Corp. Overhead)	Fixed Charge Coverage
Range	1.7x - 9.4x	1.3x - 4.0x
Average	3.8x	2.3x
Weighted average	3.6x	2.3x

[1] Based on the annual base rent of $626,451,000, which is the annualized base rent for all leases in place as of December 31, 2018.

SAME STORE RENTAL INCOME

(dollars in thousands)

Same Store Rental Income – Properties (Cash Basis) [1]

Number of properties		2,668
Year ended December 31, 2018	$	522,064
Year ended December 31, 2017	$	522,733
Decrease (in dollars)	$	(669)
Change (percent)		(0.1)% [2]

[1] Includes all properties owned for current and prior year period excluding any properties under development or re-development.

[2] Excluding impact from Gander Mountain, Virginia College, Toys R Us bankruptcies and SunTrust lease expiration, same store rents would have increased 1.0%.

Same Store Rental Income – Leases (Cash Basis) [1]

Number of leases		2,361
Year ended December 31, 2018	$	508,577
Year ended December 31, 2017	$	501,794
Increase (in dollars)	$	6,783
Change (percent)		1.4%

[1] Includes all properties owned for current and prior year period excluding any vacant properties or properties under development or re-development.

LEASING DATA

(dollars in thousands)

Year Ended December 31, 2018	Renewals With Same Tenant[1]		Vacancy Re-lease To New Tenant		Re-leasing Totals	
Number of leases		52		15		67
Prior cash rents	$	10,820	$	1,935	$	12,755
New cash rents	$	10,414	$	1,676	$	12,090 [2]
New rents / prior rents		96.3%		86.7%		94.8%
Tenant improvements	$	850	$	3,094	$	3,944

[1] Long-term renewal rate for the period of 2010 through 2018 was 84.1%.
[2] Represents 1.9% of total annualized base rent as of December 31, 2018.

OTHER PROPERTY PORTFOLIO DATA

As of December 31, 2018

Tenant Financials

	# of Properties	% of Annual Base Rent
Property Level Financial Information	2,448	79%
Tenant Corporate Financials	2,283	79%

Rent Increases	% of Annual Base Rent			
	Annual	Five Year	Other	Total
CPI – Based	33%	45%	2%	80%
Fixed Rate	3%	11%	2%	16%
No increases	—	—	4%	4%
	36%	56%	8%	100%

Lease Structure

- 93% of the company's annual base rent is from NNN leases
- 96% of the company's annual base rent is from NNN leases and NN leases (with roof warranty)

EARNINGS GUIDANCE

Guidance is based on current plans and assumptions and subject to risks and uncertainties more fully described in this press release and the company's reports filed with the Securities and Exchange Commission.

	2019 Guidance
Net earnings per common share excluding any gains on disposition of real estate and impairment charges	$1.60 - $1.65 per share
Real estate depreciation and amortization per share	$1.11 per share
Core FFO per share	$2.71 - $2.76 per share
AFFO per share	$2.76 - $2.81 per share
G&A expenses	$35.5 - $36.5 Million
Real estate expenses, net of tenant reimbursements	$8.5 - $9.0 Million
Acquisition volume	$550 - $650 Million
Disposition volume	$80 - $120 Million